Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-259205

Pricing Supplement Dated May 31, 2023 To the Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022, and the Prospectus Supplement and the Prospectus, each dated September 14, 2021	$1,754,000 Barrier Enhanced Return Notes Linked to the Lesser Performing of Two Exchange Traded Funds, Due June 3, 2026 Royal Bank of Canada

Royal Bank of Canada is offering the Barrier Enhanced Return Notes (the “Notes”) linked to the lesser performing of two exchange traded funds.
Reference Assets	Initial Prices*	Barrier Prices**
iShares® Core S&P Small-Cap ETF (“IJR”)	$93.65	$79.60, which is 85.00% of its Initial Price
iShares® Russell 2000 ETF (“IWM”)	$175.50	$149.18, which is 85.00% of its Initial Price
*The closing price of each Reference Asset on May 30, 2023 (the "Strike Date").
**Rounded to two decimal places.
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The Notes provide a leveraged positive return equal to 200% of the Percentage Change of the Lesser Performing Reference Asset (as defined below) if the price of the Lesser Performing Reference Asset increases from its Initial Price to its Final Price, subject to a Maximum Redemption Amount of 160.50% of the principal amount of the Notes.

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Investors will receive the principal amount of the Notes if the Final Price of the Lesser Performing Reference Asset is less than or equal to its Initial Price, but is greater than or equal to its Barrier Price.

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If the Final Price of the Lesser Performing Reference Asset is less than its Barrier Price, investors will lose 1% of the principal amount of the Notes for each 1% decrease from its Initial Price to its Final Price.

•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: June 5, 2023
Maturity Date: June 3, 2026
CUSIP: 78016NEH6
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement, "Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement dated March 3, 2022, and “Risk Factors” beginning on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$1,754,000
Underwriting discounts and commissions(1)	0.60%	$10,524
Proceeds to Royal Bank of Canada	99.40%	$1,743,476
(1) We or one of our affiliates may pay varying selling concessions of up to $6 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker dealers. Certain dealers who purchase the Notes for sale to certain fee based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $994 and $1,000 per $1,000 in principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $972.97 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Barrier Enhanced Return Notes
SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Barrier Enhanced Return Notes (the “Notes”) linked to the lesser performing of the two exchange traded funds (the “Reference Assets”) set forth on the cover page of this document.

Issuer:	Royal Bank of Canada (the “Bank”)
Strike Date:	May 30, 2023
Trade Date (Pricing Date):	May 31, 2023
Issue Date:	June 5, 2023
Valuation Date:	May 29, 2026
Maturity Date:	June 3, 2026
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Initial Price:	For each Reference Asset, its closing price on the Strike Date, as set forth on the cover page of this document.
Final Price:	For each Reference Asset, its closing price on the Valuation Date.
Barrier Price:	For each Reference Asset, 85.00% of its Initial Price, as set forth on the cover page of this document.
Maximum Redemption Amount:	160.50%, multiplied by the principal amount.
Redemption Amount:
We will pay you at maturity an amount based on the Final Price of the Lesser Performing Reference Asset:
If the Final Price of the Lesser Performing Reference Asset is greater than its Initial Price (that is, its Percentage Change is positive), then the investor will receive, for each $1,000 in principal amount, an amount equal to the lesser of:
1.     $1,000 + [$1,000 x (Percentage Change of the Lesser Performing Reference Asset x Leverage Factor)]
2.     Maximum Redemption Amount
If the Final Price of the Lesser Performing Reference Asset is less than or equal to its Initial Price, but is greater than or equal to its Barrier Price (that is, its Percentage Change is between 0% and -15.00%), the investor will receive the principal amount.
If the Final Price of the Lesser Performing Reference Asset is less than its Barrier Price (that is, its Percentage Change is less than -15.00%), then the investor will receive, for each $1,000 in principal amount, an amount equal to:
$1,000 + ($1,000 x Percentage Change of the Lesser Performing Reference Asset)
In this case, you will lose all or a substantial portion of the principal amount.

Percentage Change:	With respect to each Reference Asset: Final Price – Initial Price Initial Price
Leverage Factor:	200%, subject to the Maximum Redemption Amount.
Lesser Performing Reference Asset:	The Reference Asset which has the lowest Percentage Change.

P-2	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
Market Disruption Events:
If a market disruption event occurs on the Valuation Date as to a Reference Asset, the determination of the Final Price of that Reference Asset will be postponed. However, the determination of the Final Price of any Reference Asset that is not affected by that market disruption event will not be postponed.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract in respect of the Reference Assets for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our special U.S. tax counsel, Ashurst LLP) in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement, the section below "Additional Terms Relating to the Index", and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated March 3, 2022, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
HYPOTHETICAL EXAMPLES
The table set out below is included for illustration purposes only. The table illustrates the hypothetical Redemption Amount of the Notes for a hypothetical range of performance for the Lesser Performing Reference Asset, assuming the following terms:
Hypothetical Initial Price (for each Reference Asset):	1,000.00*
Hypothetical Barrier Price (for each Reference Asset):	850.00, which is 85.00% of the hypothetical Initial Price
Leverage Factor:	200%
Maximum Redemption Amount:	160.50%
Principal Amount:	$1,000 per Note
* The hypothetical Initial Price of 1,000.00 used in the examples below has been chosen for illustrative purposes only and is not the actual Initial Price of any Reference Asset. The actual Initial Prices for each Reference Asset are set forth on the cover page of this pricing supplement. We make no representation or warranty as to which of the Reference Assets will be the Lesser Performing Reference Asset. It is possible that the Final Price of each Reference Asset will be less than its Barrier Price.
Hypothetical Final Prices are shown in the first column on the left. The second column shows the Redemption Amount for a range of Final Prices of the Lesser Performing Reference Asset on the Valuation Date. The third column shows the Redemption Amount to be paid on the Notes per $1,000 in principal amount.
Hypothetical Final Price of the Lesser Performing Reference Asset	Redemption Amount as Percentage of Principal Amount	Redemption Amount per $1,000 in Principal Amount
$1,500.00	160.50%	$1,605.00
$1,400.00	160.50%	$1,605.00
$1,302.50	160.50%	$1,605.00
$1,300.00	160.00%	$1,600.00
$1,200.00	140.00%	$1,400.00
$1,100.00	120.00%	$1,200.00
$1,050.00	110.00%	$1,100.00
$1,000.00	100.00%	$1,000.00
$900.00	100.00%	$1,000.00
$850.00	100.00%	$1,000.00
$849.90	84.99%	$849.90
$800.00	80.00%	$800.00
$700.00	70.00%	$700.00
$600.00	60.00%	$600.00
$500.00	50.00%	$500.00
$400.00	40.00%	$400.00
$300.00	30.00%	$300.00
$200.00	20.00%	$200.00
$100.00	10.00%	$100.00
$0.00	0.00%	$0.00

P-5	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Lesser Performing Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Price of any Reference Asset on any trading day prior to the Maturity Date. All examples assume a Barrier Price of 85% of the Initial Price for each Reference Asset), the Leverage Factor of 200%, and that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1: The price of the Lesser Performing Reference Asset increases by 10% from the Initial Price of $1,000 to its Final Price of $1,100. Because the Final Price of the Lesser Performing Reference Asset is greater than its Initial Price, the investor receives at maturity, a cash payment of $1,200 per Note, calculated as follows:
$1,000 + [$1,000 x (Percentage Change of the Lesser Performing Reference Asset x Leverage Factor)]
= $1,000 + [$1,000 x (10% x 200%)] = $1,000 + $200 = $1,200
Example 2: The price of the Lesser Performing Reference Asset increases by 70% from the Initial Price of $1,000 to its Final Price of $1,700, but the Payment at Maturity is subject to the Maximum Redemption Amount.
Percentage Change:	70%
Payment at Maturity:
$1,000 + [$1,000 x (Percentage Change of the Lesser Performing Reference Asset x Leverage Factor)]
$1,000 + [$1,000 x (70% x 200%)] = $1,000 + $1,400 = $2,400
However, the Maximum Redemption Amount is $1,605. Accordingly, you will receive a payment at maturity equal to $1,605 per $1,000 in principal amount of the Notes.

On a $1,000 investment, a 70% Percentage Change results in a Payment at Maturity of $1,605, a 60.05% return on the Notes.

Example 3: The price of the Lesser Performing Reference Asset decreases by 10% from the Initial Price of $1,000 to its Final Price of $900. Because the Final Price of the Lesser Performing Reference Asset is greater than its Barrier Price, the investor receives at maturity, the principal amount despite the 10% decline in the price of the Lesser Performing Reference Asset.
Example 4: The price of the Lesser Performing Reference Asset is 400 on the Valuation Date, which is less than its Barrier Price of 850. Because the Final Price of the Lesser Performing Reference Asset is less than its Barrier Price, we will pay only $400 for each $1,000 in the principal amount of the Notes, calculated as follows:
$1,000 + (1,000 x Percentage Change of the Lesser Performing Reference Asset)
= $1,000 + ($1,000 x -60%) = $1,000 - $600 = $400
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on prices of the Reference Assets that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Redemption Amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the securities represented by either Reference Asset.

P-6	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Assets. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
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You May Lose All or a Substantial Portion of the Principal Amount at Maturity – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the price of the Lesser Performing Reference Asset between the Strike Date and the Valuation Date of more than 15%. In such a case, you will lose 1% of the principal amount of your Notes for each 1% that the Final Price of the Lesser Performing Reference Asset is less than its Initial Price.

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Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Lesser Performing Reference Asset than an investment in a security linked to the Lesser Performing Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Lesser Performing Reference Asset.

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Your Redemption Amount Will Be Determined Solely by Reference to the Lesser Performing Reference Asset Even if the Other Reference Asset Performs Better – Your Redemption Amount will be determined solely by reference to the performance of the Lesser Performing Reference Asset. Even if the Final Price of the other Reference Asset has increased compared to its Initial Price, or has experienced a decrease that is less than that of the Lesser Performing Reference Asset, your return will only be determined by reference to the performance of the Lesser Performing Reference Asset, regardless of the performance of the other Reference Asset. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the Notes, the individual performance of each of the Reference Assets would not be combined, and the depreciation of one Reference Asset would not be mitigated by any appreciation of the other Reference Asset. Instead your return will depend solely on the Final Price of the Lesser Performing Reference Asset. Because each Reference Asset is linked to a related segment of the U.S. securities markets, they may both simultaneously decrease in price.

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The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – You will not receive any interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, the return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

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Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount is dependent upon our ability to repay our obligations at that time. This will be the case even if the prices of the Reference Assets increase after the Strike Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

Risks Relating to the Secondary Market for the Notes
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There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if

P-7	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
Risks Relating to the Estimated Value of the Notes
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The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices of the Reference Assets, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
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Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Assets that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Assets, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies represented by the Reference Assets, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Assets. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the prices of the Reference Assets, and therefore, the market value of the Notes.

P-8	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
Risks Relating to the Reference Assets
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An Investment in the Notes Is Subject to Risks Associated in Investing in Stocks With a Small Market Capitalization – Each Reference Asset invests in stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the price of each Reference Asset may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are often less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

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You Will Not Have Any Rights to the Reference Assets for the Securities Represented by the Reference Assets – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Assets or the securities that they hold would have. The Final Price of each Reference Asset will not reflect any dividends paid on the securities held by any Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on the Lesser Performing Reference Asset or the securities that they hold.

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The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments – The Redemption Amount and the Valuation Date are subject to adjustment as to each Reference Asset as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-9	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
INFORMATION REGARDING THE REFERENCE ASSETS
Information filed with the SEC relating to the Reference Assets under the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Assets may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Assets is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Assets with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment advisors of the Reference Assets. These investment advisors make no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment advisors have no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
iShares® Core S&P Small-Cap ETF (the "IJR")
The shares of the Shares® Core S&P Small-Cap ETF ("IJR") are issued by the iShares® Trust (the “trust”), a registered investment company. The IJR trades on the NYSE Arca under the ticker symbol “IJR”. BlackRock Fund Advisors (“BFA”) currently serves as the investment advisor to the IJR. We obtained the following information in this section, including fee information, from the iShares® website and the reports referenced below, in each case, without independent verification.
Investment Objective and Strategy
The IJR seeks to achieve a return that corresponds generally to the price and yield performance, before fees and expenses, of the S&P SmallCap 600 Index (the “index”).
In seeking to track the performance of the index, the IJR employs a representative sampling strategy, which means that the IJR invests in a representative sample of securities that collectively has an investment profile similar to that of the index. Unlike many investment companies, the IJR does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market value and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the index.
The IJR may or may not hold all of the securities in the index. The IJR generally will invest at least 80% of its assets in the component securities of the index and in investments that have economic characteristics that are substantially identical to the component securities of the index (i.e., depositary receipts representing securities of the index) and may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the index, but which BFA believes will help the IJR track the index. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating the percentage of investments included in the index.
The IJR may lend securities representing up to one-third of the value of the IJR’s total assets (including the value of any collateral received).
The IJR will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the index is concentrated.
The S&P SmallCap 600® Index (the "SML")
The SML seeks to measure the small-cap segment of the U.S. equity market. The calculation of the level of the SML is based on the relative value of the aggregate market value of the common stocks of 600 companies as of a particular time compared to the aggregate average market value of the common stocks of 600 similar companies as of December 31, 1993.

P-10	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SML. Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SML while a second listed share class line of the same company is excluded.

Computation of the SML
While S&P currently employs the following methodology to calculate the SML, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.
Historically, the market value of any component stock of the SML was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SML halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SML to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SML did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SML.
Under float adjustment, the share counts used in calculating the SML reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SML. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SML. Constituents of the SML prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the SML. If a constituent company of the SML reorganizes into a multiple share class line structure, that company will remain in the SML at the discretion of the S&P Index Committee in order to minimize turnover.
The SML is calculated using a base-weighted aggregate methodology. The level of the SML reflects the total market value of all 600 component stocks relative to the base date of December 31, 1993. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks as of the base date has been set to an indexed level of 100. In practice, the daily calculation of the SML is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SML, it serves as a link to the original base period level of the SML. The index divisor keeps the SML comparable over time and is the manipulation point for all adjustments to the SML, which is index maintenance.

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Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SML, and do not require index divisor adjustments.
To prevent the level of the SML from changing due to corporate actions, corporate actions which affect the total market value of the SML require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SML remains constant and does not reflect the corporate actions of individual companies in the SML. Index divisor adjustments are made after the close of trading and after the calculation of the SML closing level.
Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

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Historical Information
The graph below sets forth the information relating to the historical performance of the IJR for the period from January 1, 2013 through May 30, 2023.
We obtained the information regarding the historical performance of the IJR in the graph below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the IJR should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the IJR. We cannot give you assurance that the performance of the IJR will not result in the loss of all or any part of your positive return on your investment.
iShares® Core S&P Small-Cap ETF (“IJR”)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
iShares® Russell 2000 ETF (“IWM”)
iShares Funds
iShares consists of numerous separate investment portfolios (the “iShares Funds”), including the IWM. The IWM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its underlying index. The IWM typically earns income from dividends from securities that it holds. These amounts, net of expenses and taxes (if applicable), are passed along to its shareholders as “ordinary income.” In addition, the IWM realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to its shareholders as “capital gain distributions.” However, because the Notes are linked only to the share price of the IWM, you will not be entitled to receive income, dividend, or capital gain distributions from the IWM or any equivalent payments.
“iShares®” and “BlackRock®” are registered trademarks of BlackRock®. The Notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of any of the Notes or any member of the public regarding the advisability of investing in any of the Notes. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of any of the Notes or in connection with our use of information about any of the Reference Stocks or any of the iShares® Funds.
The IWM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. The shares of this Basket Component trade on the NYSE Arca, Inc. under the symbol “IWM.”
Russell 2000® Index
The Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY on January 1, 1984. FTSE Russell calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.
Selection of Stocks Comprising the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under the index sponsor’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, the index sponsor defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, the index sponsor compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, the index sponsor will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. The index sponsor uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, the index sponsor will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. “N-shares” of companies controlled by individuals or entities in mainland China are not eligible for inclusion.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00

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on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the “rank day” (typically the last trading day in May, but a confirmed timetable is announced each spring), but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.
An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined to determine total shares outstanding. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets and over-the-counter (“OTC”) traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, the index sponsor adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

P-15	RBC Capital Markets, LLC

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Historical Information
The graph below sets forth the information relating to the historical performance of the IWM for the period from January 1, 2013 through May 30, 2023.
We obtained the information regarding the historical performance of the IWM in the graph below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the IWM should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the IWM. We cannot give you assurance that the performance of the IWM will not result in the loss of all or any part of your positive return on your investment.
iShares® Russell 2000 ETF (“IWM”)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-16	RBC Capital Markets, LLC

Barrier Enhanced Return Notes
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest, directly or indirectly, in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the Internal Revenue Service (the “IRS”) has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Assets or the Notes (for example, upon a Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Assets or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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Barrier Enhanced Return Notes
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on June 5, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM's underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-18	RBC Capital Markets, LLC

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STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Assets. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Assets, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law, to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated September 14, 2021.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 14, 2021.

P-19	RBC Capital Markets, LLC